Alan D. Hurwitz
Chief Financial Officer
T (203)594-1686
F (203)549-0816

September 28, 2007

Securities and Exchange Commission
Washington, D.C. 20549-7010
Attention: Mr. Jeffrey Gordon

Dear Mr. Gordon,

In response to your letter dated September 20, 2007, we wish to acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan D. Hurwitz

Alan Hurwitz
Chief Financial Officer
Fortified Holdings Corp.